PNK ENTERTAINMENT, INC.

3980 HOWARD HUGHES PARKWAY

LAS VEGAS, NEVADA 89169

April 8, 2016

VIA EDGAR TRANSMISSION

Tom Kluck, Esq.

Branch Chief

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549

RE:	PNK Entertainment, Inc.
Registration Statement on Form 10-12B
File No. 001-37666

Dear Mr. Kluck:

Pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and Rule 12d1-2 thereunder, PNK Entertainment, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form 10 (File No. 001-37666) (as amended, the “Registration Statement”), be accelerated and be declared effective at 2:00 p.m., Eastern Standard Time, on April 12, 2016, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Tom Kluck, Esq.

April 8, 2016

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact the Company’s counsel, Stephen F. Arcano of Skadden, Arps, Slate, Meagher & Flom LLP, at (212) 735-3542. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Arcano and that such effectiveness also be confirmed in writing to the address listed on the cover of the Registration Statement.

Very truly yours,

PNK ENTERTAINMENT, INC.,

By:	/s/ Carlos A. Ruisanchez
	Name:	Carlos A. Ruisanchez
	Title:	President, Treasurer and Secretary

cc:	Anthony M. Sanfilippo
Stephen F. Arcano, Esq.
Neil P. Stronski, Esq.